Orbis
Grupa Hotelowa

Warsaw, 2009-06-23

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SEC Mail Processing
Section

JUL 06 2009

Washington, DC
110

OSA/AH-1/64/2009

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report No. 20/2009.
Best regards

09046522

Ireneusz Węgłowski

Vice-President

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69.
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Current report no 20/2009
June 19, 2009

Subject: List of shareholders holding at least 5% of the total number of shares at the AGM held on June 15, 2009.

"Orbis" S.A. with its registered address in Warsaw, at 16 Bracka street, registered in the District Court for the Capital City of Warsaw XII Commercial Division, National Court Register [KRS] Register of Business Operators no. 0000022622, share capital of PLN 92,154,016 (paid-up in full), tax identification number NIP 526-025-04-69, hereby informs that the following shareholders held at least 5% of the total number of votes at the Annual General Meeting of "Orbis" S.A. Shareholders held on June 15, 2009:

1) ACCOR S.A., which held 20,739,259 votes out of the aggregate number of 32,752,892 votes represented at the above mentioned General Meeting.

   The number of 20,739,259 votes represented by ACCOR S.A. at this General Meeting of Shareholders accounted for 63.320390% of the total number of 32,752,892 votes represented at the said Meeting.

   The number of 20,739,259 votes represented by ACCOR S.A. at this General Meeting of Shareholders accounted for 45.009995% of the total number of 46.077.008 votes carried by all shares issued by "Orbis" S.A.

2) Commercial Union OFE BPH CU WBK, which held 4,670,000 votes out of the aggregate number of 32,752,892 votes represented at the above mentioned General Meeting.

   The number of 4,670,000 votes represented by Commercial Union OFE BPH CU WBK at this General Meeting of Shareholders accounted for 14.258283% of the total number of 32,752,892 votes represented at the said Meeting.

   The number of 4,670,000 votes represented by Commercial Union OFE BPH CU WBK at this General Meeting of Shareholders accounted for 10.135207% of the total number of 46.077.008 votes carried by all shares issued by "Orbis" S.A.

3) ARKA BZ WBK ZRÓWNOWAŻONY FIO, which held 2,500,000 votes out of the aggregate number of 32,752,892 votes represented at the above mentioned General Meeting.

   The number of 2,500,000 votes represented by ARKA BZ WBK ZRÓWNOWAŻONY FIO at this General Meeting of Shareholders accounted for 7.632914% of the total number of 32,752,892 votes represented at the said Meeting.

   The number of 2,500,000 votes represented by ARKA BZ WBK ZRÓWNOWAŻONY FIO at this General Meeting of Shareholders accounted for 5.425700% of the total number of 46.077.008 votes carried by all shares issued by "Orbis" S.A.

4) ACCOR POLSKA Spółka z o.o., which held 2,303,849 votes out of the aggregate number of 32,752,892 votes represented at the above mentioned General Meeting.

   The number of 2,303,849 votes represented by ACCOR POLSKA Spółka z o.o. at this General Meeting of Shareholders accounted for 7.034032% of the total number of 32,752,892 votes represented at the said Meeting.

   The number of 2,303,849 votes represented by ACCOR POLSKA Spółka z o.o. at this General Meeting of Shareholders accounted for 4.999997% of the total number of 46.077.008 votes carried by all shares issued by "Orbis" S.A.

5) ARKA BZ WBK AKCJI FIO, which held 2,100,000 votes out of the aggregate number of 32,752,892 votes represented at the above mentioned General Meeting.

The number of 2,100,000 votes represented by ARKA BZ WBK AKCJI FIO at this General Meeting of Shareholders accounted for 6.411648% of the total number of 32,752,892 votes represented at the said Meeting.

The number of 2,100,000 votes represented by ARKA BZ WBK AKCJI FIO at this General Meeting of Shareholders accounted for 4.557588% of the total number of 46.077.008 votes carried by all shares issued by "Orbis" S.A.